Qiansui International Group Co. Ltd.

7th Floor, Naiten Building, No. 1 Six Li Oiao,

Fentai District Beijing, China

100161

May 5, 2022

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re: Comment Letter from Staff of Securities and Exchange Commission

Dated April 25, 2021

Qiansui International Group Co. Ltd. (“Company”)

To Whom It May Concern:

This letter is responsive to the above referenced Comment Letter and incorporate or otherwise amends our prior responses in our January 12, 2022 response letter to your office.

Again, the Company will include in its next filing with the Securities Exchange Commission (Annual Report on Form 10-K for Fiscal Year Ended December 31, 2021) the following disclosures;

1. Your Comment # 1. Our disclosure in Item 1 Business of the 10-K will state the following: The Company is a shell company, and to the extent that it seeks a merger or combination candidate with PRC operating company, it intends to avoid any business involving “Important Industry,” “National Economic Security,” a “well-known trademark,” or a “Chinese traditional brand.” Foreign ownership of these type of PRC companies require approval by the PRC authorities. Typically, these types of companies are acquired by foreign entities (without PRC approval) using a variable interest entity (VIE) structure whereby contractual agreements are entered into between the foreign acquiring company (or its subsidiary) and the PRC operating entity, however, the PRC operating company never becomes a direct subsidiary of the foreign acquiring company. Nonetheless, the Company will face numerous risks and uncertainties if it commences operations in the PRC. PRC laws and regulations are uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the PRC government may involve substantial uncertainty. Generally, PRC has substantially less experience through its judiciary or the arbitration process as compared to the United States or the Cayman Islands. In addition, laws in the PRC are subject to change in the future with little advance notice which could negatively impact our future business and stock price. Finally, the Company may be less of an attractive business partner in an initial business combination due to its connection to China, which may make it harder to effect a business combination with a target company.

2. Your Comment #2. Our disclosure in Item 1 Business of the 10-K (and in our Risk Factors) will state the following: If we develop operations in the PRC, our business, financial condition, results of operations, prospects and certain transactions we may undertake will be subject to economic, political and legal developments in the PRC. Unlike in the United States, the enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice; and the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers. As a result, the intervention by the PRC government could result in a material change in our operations. Moreover, recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

3. Your Comment #3. Our Response. At the present time, since we are a US company with no operating PRC subsidiaries, the Company is not subject to any regulation by PRC authorities regarding the issuance of securities by a US company to any investors, except that, to the extent that the Company effects a reverse merger with a PRC company. To that extent, our disclosure will be as stated below.

Our disclosure will state the following: If we determine to issue securities to foreign investors in the future, we intend to comply with all regulatory requirements imposed by the PRC government. As of the date of this filing, we, (1) would not required to obtain permissions from any PRC authorities to operate or issue our shares to foreign investors, (2) would not subject to permission requirements from the CSRC, CAC or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) will not have received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China

It is our understanding that under current PRC law, if we fail to meet these regulatory requirements or obtain the necessary approvals prior to a foreign investment, foreign investors may be required to divest themselves of their investment and may face sanctions from the PRC government.

Moreover, as stated above, if we determine to enter into a merger or combination transaction with a PRC company, we intend to avoid a business which requires a VIE structure under PRC regulations. As stated above, this type of VIE structure typically entails contractual agreements between the acquiring company (ie the Company) (or its subsidiary) and the PRC operating entity, however, at no time is the PRC operating company a subsidiary of the acquiring company.

4. Your comment #4. Our disclosure in Item 1 Business of the 10-K will state the following: Since we intend on using a direct ownership structure rather that a VIE structure, under PRC law, the Company will be able to distribute dividends, if any, from its operating PRC entity. The operating PRC subsidiary will be able to distribute dividends upstream to the parent company and the parent company will then be able to distribute the dividends to its shareholders on a proportionate basis, provided however, that the PRC subsidiary has distributable earnings. Current PRC regulations permit an operating subsidiary to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each PRC subsidiarity will be required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of each of its registered capital. These reserves are not distributable as cash dividends.

5. Your comment #5. Our disclosure in Item 1 Business of the 10-K will state the following: The trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company that we may target for an initial business combination. As a result, we may be delisted from a national exchange in such event. In addition, the United States Senate passes the Accelerating Holding Foreign Companies Accountable Act, such event would decrease the number of non-inspection years from three years to two, which would accelerate the delisting of our securities if such events were to occur. Our auditor is not headquartered in mainland China or Hong Kong and, as such, will not be subject to the PCAOB’s determination.

6. Your comment #6. Our disclosure in Item 1 Business of the 10-K (and in our Risk Factors) will state the following: Investors should be aware that legal and operational risks exist if the Company were to acquire a PRC or Hong Kong subsidiary. Depending on the nature of the business acquired, the PRC government may exert a significant amount of control and/or regulation on the PRC operating entity. This regulation and/or control could result in a material change our company’s post-combination operations and the value of common stock held by investors. It also could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Furthermore, it could cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we will be directly subject to these regulatory actions or statements, as we do not expect to have a VIE structure and our business does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. Because these statements and regulatory actions are new, however, it is highly uncertain how soon legislative or administrative regulation making bodies in China will respond to them, or what existing or new laws or regulations will be modified or promulgated, if any, or the potential impact such modified or new laws and regulations will have on our daily business operations or our ability to accept foreign investments and list on an U.S. exchange. Please see “Risk Factors.”

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7. Your comment #7. Our disclosure in our Risk Factors will state the following: As disclosed herein, while we have no interest in entering into a merger or combination transaction with a PRC entity requiring approval form PRC authorities or using a VIE structure in the future, investors should be aware that laws in the PRC are subject to change in the future with little advance notice which could negatively impact our future business (including our ability to enter into a merger with a PRC company) and our stock price.

8. Your comment #8. Our disclosure in our Risk Factors will state the following: As stated herein, the Company does not intend to enter into a merger or acquisition involving “Important Industry”, “National Economic Security”, a “well-known trademark”, or a “Chinese traditional brand” so as to avoid any regulation and/or approval by the PRC authorities. However, recent statements by the Chinese government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China based issuers. Any future action by the Chinese government expanding the categories of industries and companies whose foreign securities offerings are subject to government review could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

9. Your comment #9. Our disclosure in our Risk Factors will state the following: While we intend to develop a business in one or more industries that are not highly regulated in the PRC, nonetheless, we may be face governmental regulation and scrutiny in the future from the PRC government. As of the date of this filing, we (1) are not required to obtain permissions from any PRC authorities to operate or issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements from the China Securities Regulatory Commission (the “CSRC”), the Cyberspace Administration of China (the “CAC”) or any other entity that is required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions by any PRC authorities. Nevertheless, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Given the current PRC regulatory environment, it is uncertain when and whether we or our PRC subsidiaries, if any, will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities.

10. Your comment #10. Our disclosure in our Risk Factors will state the following: The audit report included in this prospectus was issued by Morrison Cogen LLP (“Morrison Cogen”) a U.S.-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB. We have no intention of dismissing Morrison Cogen in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditors’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate. In addition, under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

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Pursuant to the HFCAA, the PCOAB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China, because a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. In addition the PCOAB’s report identified the specific registered public accounting firms which are subject to these determinations. Morrison Cogen is not headquartered in mainland China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

If further information is required with respect to this matter, please contact our attorney, Daniel H. Luciano. His telephone number is 908-832-5546 and email is dhl@dhlucianolaw.com.

Sincerely,

/s/ Yu Yang

Yu Yang

President

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